

16012331

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 19993

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H2C Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11682 El Camino Real, Suite 320
(No. and Street)

San Diego	California	92130
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William B. Hanlon, III — 858-242-4800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson
(Name – *if individual, state last, first, middle name*)

18425 Burbank Blvd., #606	Tarzana	California	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William B. Hanlon, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H2C Securities Inc.
as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

See Attached
Jurat with correct
verbiage for California

Signature
PRINCIPAL / CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

JURAT

State of California
County of San Diego

Subscribed and sworn to (or affirmed) before me on this 5th day of January, 2016, by William B. Hanlon III, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.


A. J. MCILROY
Commission No. 2124830
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
My Comm. Expires SEPTEMBER 22, 2019
NCC1

(seal)

Signature of Notary

OPTIONAL INFORMATION

Date of Document: December 31, 2015

Type or Title of Document: Oath or affirmation SEC #1416

Number of Pages in Document: One (both sides), Ca Ack

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
H2C Securities Inc.
San Diego, California

I have audited the accompanying consolidated statement of financial condition of H2C Securities Inc. as of December 31, 2015 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of H2C Securities Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of H2C Securities Inc. as of December 31, 2015 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2015 (Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption)) has been subjected to audit procedures performed in conjunction with the audit of H2C Securities Inc.'s financial statements. The supplemental information is the responsibility of H2C Securities Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 12, 2016

H2C SECURITIES INC.

Statement of Financial Condition
December 31, 2015

ASSETS

Cash	$	329,841
Due from Related Party	$	2,580,057
Accounts receivable		682,236
Other assets		327,924
Total assets		3,920,058

LIABILITIES AND SHAREHOLDERS EQUITY

LIABILITIES

Accounts payable	$	12,013
Income tax liability	$	10,141
Total liabilities		22,154

Shareholders Equity:

Common stock $.50 par value, (5,000 shares issued and outstanding)		2,500
Additional paid in capital		84,926
Retained earnings		3,810,478
Total shareholders' equity		3,897,904
Total liabilities and shareholders' equity	$	3,920,058

The accompanying notes are an integral part of these financial statements

H2C SECURITIES INC.

Statement of Income
For the year ended December 31, 2015

REVENUES:	
Fee income	$14,410,582
Interest Income	75
Total income	$14,410,657
EXPENSES:	
Occupancy	216,000
Professional fees	315,091
Regulatory fees	13,781
Salaries and wages	12,799,665
Other general and administrative expenses	76,367
Total expenses	13,420,903
INCOME BEFORE INCOME TAXES	989,754
INCOME TAX PROVISION	
Income tax expense	863
NET INCOME	$ 988,891

H2C SECURITIES INC.

Statement of Changes in Stockholders' Equity
For the year ended December 31, 2015

	Common Stock	Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
Beginning balance January 1, 2015	$ 2,500	$ 84,926	$ 2,821,587	$ 2,909,013
Net income			988,891	988,891
Ending balance December 31, 2015	$ 2,500	$ 84,926	$ 3,810,478	$ 3,897,904

The accompanying notes are an integral part of these financial statements

H2C SECURITIES INC.

Statement of Cash Flows
For the year ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 988,891
Adjustments to reconcile net income to net cash used in operating activities:	
(Increase) decrease in:	
Accounts receivable	(1,717,487)
Other assets	(256,543)
Increase (decrease) in:	
Accounts payable	12,013
Payroll taxes payable	(3,343)
Total adjustments	(1,965,360)
Net cash used in operating activities	(976,468)
Decrease in cash	(976,468)
Cash-beginning of period	1,306,310
Cash-end of period	$ 329,841
Supplemental disclosure of cash flow information	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ 863

The accompanying notes are an integral part of these financial statements

H2C SECURITIES INC.
Notes to Financial Statements
For the year ended December 31, 2015

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

H2C Securities Inc., (the "Company"), was formed in 1970, in the State of Illinois as a corporation. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is authorized to engage in private placements of securities and merger and acquisition advisory services. The Company does not hold customer funds or safeguard customer securities.

On September 18, 2012, G Equity Investment Group Ltd., an Illinois corporation and member of FINRA, was acquired by Hammond Hanlon Camp LLC as a fully-owned subsidiary. On October 29, 2012, G Equity Investment Group Ltd. changed its name to H2C Securities Inc.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money markets as cash equivalents.

Accounting principles generally require that recognized revenue, expense, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and loses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The company maintains cash balances and deposits with financial institutions that exceed federally insured limits. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Management has reviewed subsequent events through February 12, 2016.

The Company is subject to audit by the taxing agencies for years ending December 31, 2012, 2013 and 2014.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

All assets of $3,920,058 are considered level 1 at December 31, 2015.

Note 2: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2015 the Company had net capital of $307,687, which was $207,687 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness to net capital was 0.07 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker dealer.

Note 3: INCOME TAXES

The company and its stockholders have elected S-Corporation status under the federal and state tax laws. As a result, the company is not liable for corporate income taxes but a portion of state taxes. Instead, the stockholders are taxed on the company's taxable income on their individual tax returns. However, the Company was subject to the state of California minimum franchise tax. Income tax expense for yearend December 31, 2015 was $863.

Note 4: RELATED PARTY

H2C Securities Inc is a fully-owned subsidiary of Hammond Hanlon Camp LLC. Throughout the year, H2C Securities Inc paid expenses (expense reports and payroll charges) totaling $3,552,160.33 on behalf of Hammond Hanlon Camp LLC. Hammond Hanlon Camp LLC charged H2C Securities $2,270,947.94 for related charges to client expenses and client payments received by related entity. The end resulting balance as of 12/31/2015 is $2,580,057.10 owed to H2C Securities Inc from Hammond Hanlon Camp LLC.

H2C SECURITIES INC.

Statement of Net Capital
Schedule I
For the year ended December 31, 2015

	Focus 12/31/15	Audit 12/31/15	Change
Stockholders' equity, December 31, 2015	$ 3,897,904	$ 3,897,904	$ -
Subtract - Non allowable assets:			
Accounts receivable	3,262,293	3,262,293	
Other assets	327,924	327,924	
Tentative net capital	307,687	307,687	-
Haircuts	0	0	-
NET CAPITAL	307,687	307,687	-
Minimum net capital	100,000	100,000	-
Excess net capital	$ 207,687	$ 207,687	-
Aggregate indebtedness	22,154	22,154	-
Ratio of aggregate indebtedness to net capital	0.07	0.07	

There were no reported differences between the audit and Focus at December 31, 2015.

The accompanying notes are an integral part of these financial statements

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2015

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2015

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(i) exemptive provision.

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

22*22*******3180********************MIXED AADC 220
019993 FINRA DEC
H2C SECURITIES INC
~~11682 EL CAMINO REAL STE 320~~ 4655 Executive Drive, Suite 280
~~SAN DIEGO CA 92130-2092~~ San Diego, CA 92121

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

William Hanlon (858) 242-4801

2. A. General Assessment (item 2e from page 2) $ 36,027

B. Less payment made with SIPC-6 filed (**exclude interest**) (18,057)

10/19/2015
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 17,970

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 17,970

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

H2C Securities Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 28th day of January, 2016.

Managing Partner
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 14,410,658

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 14,410,658

2e. General Assessment @ .0025 $ 36,026.65

(to page 1, line 2.A.)

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Directors
H2C Securities Inc.
San Diego, California

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2015, which were agreed to by H2C Securities Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating H2C Securities Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). H2C Securities Inc.'s management is responsible for H2C Securities Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries from the cash disbursements journal and related bank statements and reconciliations, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, such as clearing firms records supporting securities revenues, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, such as revenues from third party support and bank records supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 12, 2016



ATLANTA CHICAGO NEW YORK SAN DIEGO

4655 Executive Drive, Suite 280
San Diego, CA 92121

h2c.com
T 858 242 4800

Assertions Regarding Exemption Provisions

We, as members of management of H2C Securities Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i)

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2015 through December 31, 2015.

H2C Securities Inc.

By:

William B. Hanlon III, CEO

2.22.16

February 22, 2016

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
H2C Securities Inc.
San Diego, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) H2C Securities Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which H2C Securities Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (2) (i) (the "exemption provision") and (2) H2C Securities Inc., stated that H2C Securities Inc., met the identified exemption provision throughout the most recent fiscal year without exception. H2C Securities Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about H2C Securities Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 12, 2016

H2C SECURITIES INC.

FINANCIAL STATEMENTS

AND

ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED

DECEMBER 31, 2015

H2C SECURITIES INC.

Table of Contents